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February 24, 2010

Patsy Mengiste
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

ATTN: Document Control - EDGAR

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
RE:   RiverSource Government Money Market Fund, Inc.             Post-Effective Amendment No. 47
         (fka Seligman Cash Management Fund, Inc.)               File No. 2-56805/811-02650
                                                                 Accession No. 0000950123-10-001381

      Seligman Capital Fund, Inc.                                Post-Effective Amendment No. 72
                                                                 File No. 2-33566/811-01886
                                                                 Accession No. 0000950123-10-001372

      Seligman Communications and Information Fund, Inc.         Post-Effective Amendment No. 36
                                                                 File No. 2-80168/811-03596
                                                                 Accession No. 0000950123-10-001375

      Seligman Value Fund Series, Inc.                           Post-Effective Amendment No. 24
         Seligman Large-Cap Value Fund                           File No. 333-20621/811-08031
         Seligman Smaller-Cap Value Fund                         Accession No. 0000950123-10-001382

      Seligman Growth Fund, Inc.                                 Post-Effective Amendment No. 93
                                                                 File No. 2-10836/811-00229
                                                                 Accession No. 0000950123-10-001374

      Seligman LaSalle Real Estate Fund Series, Inc.             Post-Effective Amendment No. 13
         RiverSource LaSalle Global Real Estate Fund             File No. 333-105799/811-21365
            (fka Seligman LaSalle Global Real Estate Fund)       Accession No. 0000950123-10-001373
         RiverSource LaSalle Monthly Dividend Real Estate Fund
            (fka Seligman LaSalle Monthly Dividend Real Estate
            Fund)

Dear Ms. Mengiste:

This letter responds to your comments received by telephone on February 19, 2010 with respect to the Funds' registration statements on Form N-1A filed pursuant to Rule 485(a) of the Securities Act of 1933, as amended, on January 8, 2010 (the "filings").

For all Funds, as applicable

COMMENT 1. Supplementally explain the basis for the line "Acquired fund fees and expenses" appearing in brackets in the Annual Fund Operating Expenses table.

RESPONSE. The line "Acquired fund fees and expenses" was bracketed in the filings because it will only apply where a Fund invests in other funds ("underlying funds") to the extent the Fund's fees and expenses associated with the underlying funds are in excess of one basis point.

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COMMENT 2. Delete the word "net" from the line "Total annual (net) fund operating expenses after fee waiver/expense reimbursement" in the Annual Fund Operating Expenses table.

RESPONSE. The disclosure will be so revised.

COMMENT 3. Expand footnote "(a)" to the Annual Fund Operating Expenses table to explain the reason for an adjustment to the expense ratios.

RESPONSE. Footnote "(a)" to the Annual Fund Operating Expenses table has been revised as follows:

          The expense ratios are based on expenses incurred during the Fund's most recently completed fiscal year and have been adjusted to reflect current fees, but are not adjusted to reflect the Fund's average net assets as of a different period or point in time, as the Fund's asset levels will fluctuate. The Fund's operating expenses will increase as its assets decrease, such that the Fund's actual expense ratios may be higher than the expense ratio presented in the table.

COMMENT 4. Revise the sentence under the Principal Investment Strategies of the Fund to say the Fund, when providing shareholders with at least 60 days' notice of any change in the 80% policy, such notice will be in writing.

RESPONSE. The disclosure will be so revised.

RiverSource Government Money Market Fund, Inc.

COMMENT 1. Confirm if purchases of Fund shares are includable for purposes of calculating sales charge breakpoint discounts that may apply to the funds in the RiverSource Family of Funds. If not, modify the narrative explanation under the heading Fees and Expenses of the Fund.

RESPONSE. The Fund's shares are not includable for purposes of calculating any sales charge breakpoint discounts. The disclosure will be so revised.

COMMENT 2. Confirm if a maximum deferred sales charge applies to the Fund.


RESPONSE. Yes, a maximum deferred sales charge does apply to certain classes of shares offered by the Fund.

COMMENT 3 The second line under the Annual Fund Operating Expenses table states "Distribution and/or service (12b-1) fees." Supplementally explain why "and/or" is appropriate.

RESPONSE. Depending on the classes offered by the Fund, a distribution fee and/or service (12b-1) fee may apply. Please refer to pages S.2 through S.4 of the prospectus for an explanation of the distribution and service fees. For example, Class A shares pay a 0.25% service fee under the Fund's 12b-1 plan, but does not pay a distribution fee; whereas, Class C shares pay a 0.25% service fee and 0.75% distribution fee.

COMMENT 4. Please include the types of securities and the quality ratings of those securities the Fund may invest in the Principal Investment Strategies of the Fund section in the Summary section.

RESPONSE. The following language will be added to the Principal Investment Strategies of the Fund section in the Summary section:

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          The Fund will only purchase US government securities, or securities rated in one of the two highest rating categories assigned to short-term debt securities by at least two nationally recognized statistical rating organizations (such as Moody's Investors Service (Moody's) or Standard & Poor's Ratings Services (S&P)), or if not so rated, determined to be of comparable quality.

          Currently, the Fund invests only in US government securities and in securities that are rated in the top category by Moody's and S&P. However, the Fund is permitted to invest up to 5% of its assets in securities rated in the second rating category by two rating organizations.

COMMENT 5. What type of investments will the Fund invest its remaining 20% assets.

RESPONSE. The Fund will invest its remaining 20% assets in those securities permitted by the Fund's investment strategies as described in the response to comment 4.

COMMENT 6. Some of the risks highlighted under Principal Investment Risks of the Fund in the Summary section are not mentioned in the Principal Investment Strategies of the Fund section. Please clarify.

RESPONSE. The risk disclosure and investment strategy will be revised to be in alignment with each other.

COMMENT 7. Under the Past Performance section, modify the language that the Fund does not have a sales load.

RESPONSE. The disclosure will be so revised.

Seligman Capital Fund, Inc.

COMMENT 1: Please redefine the market capitalization floor for "medium-sized" companies in the Fund's principal investment strategies to an amount greater than $1 billion. Alternatively, please omit the reference to "medium-sized" companies in the Fund's principal investment strategies.

RESPONSE: The market capitalization range of $1 billion to $15 billion for medium-sized companies is appropriate because the Fund compares its performance to the performance of the Russell Midcap Growth Index. The market capitalization range of the companies included within the Russell Midcap Growth Index was $262 million to $15.6 billion as of Dec. 31, 2009. Accordingly, the current disclosure will be retained.

COMMENT 2: Please revise the Fund's principal investment strategies in the Summary section of the prospectus to briefly describe the qualitative and quantitative factors considered by the investment manager when selecting common stocks for the Fund.

RESPONSE: The second to last sentence of the principal investment strategies of the fund in the Summary section of the prospectus will be revised to read as follows:

          The investment manager chooses common stocks for the Fund through fundamental analysis, considering both qualitative and quantitative factors including company fundamentals, strength of management, market earnings expectations, potential for improvement in operations,

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          valuations relative to projected earnings growth and potential for above-average growth.

COMMENT 3: The Fund's principal investment strategy, as described in the Summary section on page 4p does not include discussion of investments in preferred stocks, convertible securities, rights, warrants or debt securities which are described in the full description of the principal investment strategy that appears on page 9p. Please revise the principal investment strategies as necessary to be consistent between the two sections.

RESPONSE: The discussion of the Fund's principal investment strategies that appears on page 9p will be revised to omit the paragraph that discusses those types of securities.

Seligman Communications and Information Fund, Inc.

COMMENT 1. The Principal Investment Strategies of the Fund section in the Summary section includes disclosure that the Fund will invest in securities of companies operating in the communications, information and related industries.

RESPONSE: The Principal Investment Strategies of the Fund section will be revised as follows:

Under normal market conditions, the Fund will invest at least 80% of its net assets in securities of companies operating in the communications, information and related industries. Accordingly, the Fund invests in companies operating in the information technology and telecommunications sectors as well as those in the media industry. In addition, as noted above, the Fund may invest in related industries, which provides the Fund with broad investment flexibility. In this regard, the Fund may invest in companies in any industry and many of the issuers in which the Fund invests are technology and technology-related companies.
These technology and technology-related companies may include companies operating in any industry, including but not limited to software, hardware, health care, medical technology and technology services, including the internet. The Fund may invest up to 25% of its net assets in foreign investments. The Fund will provide shareholders with at least 60 days' written notice of any change in the 80% policy.

COMMENT 2. Expand the description of Concentration Risk to include unique risks of those industries.

RESPONSE. The Concentration Risk will be revised as follows:

          CONCENTRATION RISK. The Fund concentrates its investments in companies in the communications, information and related industries. The market prices of these stocks tend to exhibit a greater degree of market risk and price volatility than other types of investments. These stocks may fall in and out of favor with investors rapidly, which may cause sudden selling and dramatically lower market prices. In such an environment, those companies with high market valuations may appear less attractive to investors, which may cause sharp decreases in the companies' market prices. Therefore, the Fund may be susceptible to factors affecting these industries and the Fund's net asset value may fluctuate more than a fund that invests in a wider range of industries. In addition, the rapid pace of change within many of these industries tends to create a more volatile operating environment than in other industries.

COMMENT 3. The Risks of Foreign Investing is highlighted as a principal risk, however, foreign investing is not mentioned in the Principal Investment Strategies of the Fund. Please clarify.

RESPONSE. The Principal Investment Strategies of the Fund will be revised to include disclosure regarding the Fund's ability to invest in foreign investments.

Seligman Value Fund Series, Inc.

COMMENT 1 (FOR SELIGMAN LARGE-CAP VALUE FUND AND SELIGMAN SMALLER-CAP VALUE
FUND): Please revise the Principal Investment Strategies of the Fund section in the Summary section of the prospectus to briefly describe what is meant by "value."

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RESPONSE: The following will be added to the Principal Investment Strategies of the Fund section in the Summary section of the prospectus:

          The investment manager seeks to identify value companies that it believes display certain characteristics, including but not limited to, a low price-to-earnings and/or low price-to-book ratio, positive change in senior management, positive corporate restructuring, temporary setback in price due to factors that no longer exist, positive shift in the company's business cycle, and/or a catalyst for increase in the rate of the company's earnings growth.

COMMENT 2 (FOR SELIGMAN LARGE-CAP VALUE FUND AND SELIGMAN SMALLER-CAP VALUE
FUND): Please revise the Principal Investment Strategies of the Fund section in the Summary section of the prospectus to briefly describe whether the Fund may invest in a limited number of companies as is referenced in the Focused Portfolio Risk.

RESPONSE: The following will be added to the Principal Investment Strategies of the Fund section in the Summary section of the prospectus:

          The Fund may hold a small number of securities because the investment manager believes doing so allows it to adhere to its value investment approach.

Seligman Growth Fund

COMMENT 1: In the Summary section, expand the strategy to include discussion on how the portfolio manager will accomplish the Fund's objective.

RESPONSE: The Principal Investment Strategies of the Fund in the Summary section will be revised as follows:

          Generally, the Fund invests primarily in the common stock of large U.S. companies, selected for their growth prospects, but may also invest in small and mid-sized companies. The investment manager chooses common stocks for the Fund through fundamental analysis, considering both qualitative and quantitative factors, including company fundamentals, strength of management, market earnings expectations, potential for improvement in operations, valuations relative to projected earnings growth and potential for above-average growth. The Fund may invest up to 25% of its net assets in foreign investments.

COMMENT 2: The Risks of Foreign Investing is highlighted as a principal risk, however, foreign investing is not mentioned in the Principal Investment Strategies of the Fund. Please clarify.

RESPONSE: Please see the response to Comment 1, above.

COMMENT 3: In the Principal Risks of Investing in the Fund, Issuer Risk identifies that the Fund may invest in bonds. If so, state in the principal investment strategy.

RESPONSE: The Issuer Risk disclosure will be revised to delete the reference to bonds.

COMMENT 4: Small and Mid-Sized Company Risk is identified as a principal risk of investing in the Fund. If this is true, identify in the Principle Investment Strategies of the Fund that the Fund will be investing in these types of companies.

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RESPONSE: Please see the response to Comment 1, above.

RiverSource LaSalle Global Real Estate Fund

COMMENT 1: Because this is a "global" fund, please add a policy in the Principal Investment Strategies of the Fund that at least 40% of the Fund's assets will be invested outside the United States.

RESPONSE: The following will be added to the Principal Investment Strategies of the Fund section in the Summary section of the prospectus:

          Under normal market conditions, at least 40% of the Fund's net assets will be invested outside the U.S. The investment manager may reduce this 40% minimum investment amount to 30% if it believes that market conditions for these types of Global Real Estate companies or specific foreign markets are unfavorable.

COMMENT 2: Make it clear in the Diversification Risk that the Fund is a non-diversified fund.

RESPONSE: Diversification Risk will be re-titled "Non-Diversification Risk."

RiverSource LaSalle Monthly Dividend Real Estate Fund

COMMENT 1: As this is a "monthly dividend" fund, discuss, either in the Principle Investment Strategies of the Fund or in the distribution policy, the monthly distributions of the Fund.

RESPONSE: The following will be added to the Principle Investment Strategies of the Fund:

          The Fund intends to pay dividends from its net investment income monthly and distribute any net capital gains realized on investments annually.

RiverSource LaSalle Global Real Estate Fund and RiverSource LaSalle Monthly Dividend Fund

COMMENT 1: Small and Mid-Sized Company Risk is identified as a principal risk of investing in the Fund. If this is true, identify in the principle investment strategy that the Fund will be investing in these types of companies.

RESPONSE: The following will be added to the Principle Investment Strategies of the Fund for each of the funds:

          Real estate companies, including REITs, tend to be small- to medium-sized companies in relation to the equity markets as a whole. Small- and medium-sized company stocks, as a whole, may experience greater price fluctuations than large-company stocks or other types of investments.

In connection with the Amendments listed above, each Registrant hereby acknowledges the following:

          The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

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If you have any questions, please contact either me at (212) 850-1703 or Katina
A. Walker at (612) 671-6990.

Sincerely,


/s/ Joseph L. D'Alessandro
------------------------------------
Joseph L. D'Alessandro
Vice President and Group Counsel

Ameriprise Financial, Inc.